Exhibit 1.1

Termination Agreement

This Termination Agreement (this “Termination”), dated as of termination date set forth below (the “Termination Date”), is entered into by and between Collectable.com (“Collectable”) and North Capital Private Securities Corporation (“NCPS”). Each of Collectable and NCPS are individually referred to herein as a “Party” and together as the “Parties”.

Recitals

A.                 Collectable and NCPS are parties to that certain Broker Dealer Services Agreement, dated as of November 19, 2019 (as may have been amended or restated, collectively, the “Agreement”).

B.                  Collectable desires to terminate the Agreement, and the Parties agree to terminate the Agreement on the terms and conditions as set forth in this Termination.

Now, therefore, the Parties agree as follows:

Termination

1.                 Termination. Each Party hereby terminates the Agreement, and by this Termination, the Agreement is terminated effective as of the Termination Date. NCPS waives Section 4.3 of the Agreement, which otherwise requires 90 days’ prior written notice of Collectable’s termination.

2.                 Survival. Notwithstanding this Termination, each Party shall continue to be bound by the provisions of the Agreement that reasonably require some action or forbearance (or are required to implement such action or forbearance) after such termination, including, without limitation, those related to Collectable’s indemnification obligations, limitations of and exclusions to NCPS’s liability, warranties and confidentiality, and such provisions shall survive.

3.                 Miscellaneous.

    (a)              This Termination comprises the full and complete agreement of the Parties with respect to the termination of the Agreement and supersedes and cancels all prior communications, understandings and agreements between the Parties regarding such termination, whether written or oral, expressed or implied.

   (b)              This Termination shall be governed by and construed and interpreted in accordance with the substantive laws of the State of Utah, without regard to conflict of laws principles. The dispute resolution provisions set forth in Section 19 of the Agreement are incorporated herein by reference and shall survive this Termination.

  (c)              This Termination may be executed in multiple counterparts, each of which will be deemed an original, and all of which will constitute the same document. A signed copy of this Termination by facsimile, email or other means of electronic transmission or signature is deemed to have the same legal effect as delivery of an original signed copy of this Termination.

 (d)             This Termination may not be amended, altered or modified except by a written instrument executed by each Party. No course of dealing between or among any persons or entities having any interest in this Termination, or action taken by any such person or entity, will be deemed effective to modify, amend or discharge any part of this Termination or any rights or obligations of any person or entity under or by reason of this Termination.

[Signatures appear on following page(s).]

In witness whereof, the Parties have executed or caused the execution of this Termination effective as of the Termination Date.

Termination Date: August 28, 2020

Collectable.com		NORTH CAPITAL PRIVATE SECURITIES CORPORATION

By:	/s/ Ezra Levine	By:	/s/ James P. Dowd
Name:	Ezra Levine	Name:	James P. Dowd
Title:	CEO	Title:	President and Chief Executive Officer
Date:	8/29/2020	Date:	8/31/2020